Exhibit 4.20

Resolutions adopted by the Board of Directors of ILOG S.A.

on June 18, 2003 relating to the grants of warrants

Authorization to issue warrants to subscribe for shares in the Company which are to be reserved for issuance to the non-executive Directors

The Chairman reminded the Board that the December 17, 2002 Extraordinary general meeting of shareholders authorized the Board to issue warrants to subscribe for 56,000 shares in the Company reserved for issuance to Ms Marie-Claude Bernal, Messrs Michel Alard, Pascal Brandys, Marc Fourrier, Richard Liebhaber, Todd Lowe and Thomas Weatherford entitled to 8,000 shares each, each warrant giving right to subscribe for one share of € 0.61 nominal value each.

Consequently, the Chairman proposed the Board to issue these warrants.

After deliberation, the Board, unanimously,

resolved to issue 8,000 warrants to subscribe for 8,000 shares in the Company each to Ms Marie-Claude Bernal, Messrs Michel Alard, Pascal Brandys, Marc Fourrier, Richard Liebhaber, Todd Lowe and Thomas Weatherford, each warrant giving right to subscribe for one share;

Each warrant shall be issued at a price of 0.01 euro and shall give the right to subscribe for one share, nominal value 0.61 euro at a price of 7.99 euros, being the trading closing price as quoted on the Nouveau Marché of Euronext Paris on June 17, 2003 (8.00 euros) less the issue price, pursuant to the terms approved by the December 17, 2002 general shareholders’ meeting. This price is above the average trading closing price as quoted on the Nouveau Marché of Euronext Paris during the 10 days preceding the date of this meeting (7.94 euros).

The warrants will have to be subscribed between June 23, 2003 and July 4, 2003, the subscription payment will have to be made when the subscription is completed.

The warrants are exercisable in whole or in part, at any time. In any event, the warrants must be exercised within a period of five years from the date of their issuance.

Moreover, the beneficiaries, at the time of the subscription will agree not to transfer these warrants to a third party.

resolved that the warrants shall be exercised, in whole or in part, within a 5 year period, the grant date being June 18, 2003;

granted full powers to the Chairman to notify the beneficiaries of the number of warrants to be granted to each of them and the terms and conditions of such grant.